Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-174781) and related Prospectus of TransDigm Group Incorporated for the registration of up to $1.6 billion of its 7 ¾% Senior Subordinated Notes due 2018 and to the incorporation by reference therein of our report dated November 15, 2010, with respect to the consolidated financial statements and schedule of TransDigm Group Incorporated, and the effectiveness of internal control over financial reporting of TransDigm Group Incorporated, included in its Annual Report (Form 10-K) for the year ended September 30, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

August 16, 2011